Exhibit 99.1

dLocal completes transition to a majority independent Board with appointments of Paco Ybarra and Nelson Mattos

Montevideo, Uruguay, December 23, 2025 — dLocal Limited (“dLocal”, the “company”, “we”, “us”, and “our”) (NASDAQ:DLO), a leading financial technology company powering payments across emerging markets, today announced it has completed the transition to a nine-person, majority independent Board of Directors, now comprising five independent members.

Following through on the governance update shared in August during its second quarter earnings presentation, dLocal has appointed Paco Ybarra and Nelson Mattos as independent directors, further strengthening the Board’s depth in global technology, financial markets, and risk management.

Mr. Ybarra joins the Board after a 36-year career at Citigroup, where he was CEO of Citi’s Institutional Clients Group (ICG), a member of Citi’s Management Committee, and co-chaired the ICG Risk Management Committee. He has also held roles on corporate boards, including his current tenure at The Man Group plc.

Mr. Mattos brings extensive product development and engineering leadership experience, including service as Vice President at Google for Europe and Emerging Markets and earlier with IBM as a Distinguished Engineer and Vice President for Information and User Technologies. He is an independent consultant advising startups across Silicon Valley, Europe, and emerging markets, and sits on several boards and non-profits.

“The completion of our transition to a Board with five independent directors reflects our commitment to strong governance and long-term value creation,” said Andres Bzurovski, co-founder of dLocal, who will take on the role of chairman in the new board composition.

“Nelson’s experience scaling complex engineering organizations, his deep understanding in technology and product development, and his dedication to emerging markets are a strong fit for the geographies we are committed to. Paco’s expertise across global markets in financial services will bring enormous operational, strategic and business know-how to the company’s Board, as we continue to innovate for enterprise merchants and deepen our leadership in emerging markets.”

“I’m delighted to support dLocal’s next chapter,” said Paco Ybarra. “The company’s disciplined approach to risk, combined with its focus on customer impact in complex markets, is a compelling foundation for long-term value creation.”

“I’m honored to join dLocal’s Board,” said Nelson Mattos. “dLocal has a unique platform and a culture of execution. I look forward to contributing to its product strategy, technology governance and continuous innovation as it scales globally.”

Ybarra and Mattos will join the other three independent directors Will Pruett, Hyman Bielsky, and Veronica Raffo. They will sit alongside chairman Andres Bzurovski, as well as current board members Sebastian Kanovich, Luiz Ribeiro and CEO Pedro Arnt.

As part of this transition, dLocal thanks Eduardo Azar, Martín Escobari, Jacobo Singer and Sergio Fogel for their meaningful contributions and service to the company’s Board over the years.

Mr. Fogel, who is currently President and Chief Strategy Officer at the company, is also transitioning to a non-executive role as Co-Founder and Strategic Advisor, supporting the company on regulatory, technology, and business and corporate development matters.

With the new Board in place, and as previously communicated, the company is also constituting three new committees: a Nominating & Corporate Governance committee, a Compensation committee and a Product & Technology committee.

About dLocal

dLocal powers local financial technology in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

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Investor Relations contact investor@dlocal.com; media contact media@dlocal.com